                  THIS FILING ON EDGAR IS A RESTATEMENT
              OF A FILING PREVIOUSLY MADE WITH THE SECURITIES
                  AND EXCHANGE COMMISSION IN PAPER FORMAT.


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                             Lamonts Corporation
__________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
__________________________________________________________________________
                        (Title of Class of Securities)

                                  513628206
                  _________________________________________
                                (CUSIP Number)

     Jerry Weiss, Vice President and Compliance Director
     P.O. Box 9011, Princeton, New Jersey 08543-9011 Phone (609) 282-1727
__________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 30, 1992
                  _________________________________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
This Schedule 13D is being filed on behalf of Merrill Lynch Phoenix Fund (the "Fund"), Fund Asset Management, Inc. ("FAMI"), Merrill Lynch Investment Management, Inc. doing business as Merrill Lynch Asset Management ("MLAM"), Merrill Lynch Group, Inc. ("ML Group") and Merrill Lynch & Co., Inc. ("ML & Co."). FAMI is the investment adviser to the Fund and is a registered investment adviser under the Investment Advisers Act of 1940. Shares reported held by FAMI include shares held by the Fund. FAMI is a subsidiary of MLAM. MLAM is also a registered investment adviser under the Investment Advisers Act of 1940 and is a subsidiary of ML Group. Shares reported held by MLAM include shares held by the Fund and FAMI. Shares reported held by ML Group include shares held by the Fund, FAMI and MLAM. ML Group is a subsidiary of ML & Co. Shares reported held by ML & Co. include shares held by the Fund, FAMI, MLAM and ML Group.

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch Investment Management, Inc. d/b/a Merrill Lynch Asset Management (MLAM)
          13-2855705
__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
__________________________________________________________________________
3    SEC USE ONLY

__________________________________________________________________________
4    SOURCE OF FUNDS*

          00
__________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    /X/
     TO ITEMS 2(d) or 2(e)

__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
__________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES                   N/A
               ___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 8,717,988 (See Item 5)
               ___________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING                N/A
               ___________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                     595,210 (See Item 2)
__________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          595,210
__________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

__________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%
__________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IA
__________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                     2(a)

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fund Asset Management, Inc. (FAMI)
          13-2897616
__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
__________________________________________________________________________
3    SEC USE ONLY

__________________________________________________________________________
4    SOURCE OF FUNDS*

          00
__________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    /X/
     TO ITEMS 2(d) or 2(e)

__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
__________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES                   N/A

               ___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 8,717,988 (See Item 5)
               ___________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING                N/A
               ___________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                     595,210 (See Item 2)
__________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          595,210
__________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

__________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%
__________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IA
__________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2(b)

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch Phoenix Fund, Inc.  13-3114958

__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
__________________________________________________________________________
3    SEC USE ONLY

__________________________________________________________________________
4    SOURCE OF FUNDS*

          00
__________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    /X/
     TO ITEMS 2(d) or 2(e)

__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland
__________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES                   N/A
               ___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 8,717,988 (See Item 5)
               ___________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING                N/A
               ___________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                     595,210 (See Item 2)
__________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          595,210
__________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

__________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
__________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IV
__________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2(c)

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch Group, Inc.
          13-3408205
__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/
__________________________________________________________________________
3    SEC USE ONLY

__________________________________________________________________________
4    SOURCE OF FUNDS*

          00
__________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    /X/
     TO ITEMS 2(d) or 2(e)

__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
__________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES                   N/A
               ___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 8,717,988 (See Item 5)
               ___________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING                N/A
               ___________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                     595,210 (See Item 2)
__________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          595,210
__________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

__________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
__________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          HC
__________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2(d)

__________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch & Co., Inc.
          13-2740599
__________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /X/
                                                                      (b) / /
__________________________________________________________________________
3    SEC USE ONLY

__________________________________________________________________________
4    SOURCE OF FUNDS*

          00
__________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    /X/
     TO ITEMS 2(d) or 2(e)

__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
__________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES                   N/A
               ___________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY                 8,717,988 (See Item 5)
               ___________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING                N/A
               ___________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                     595,210 (See Item 2)
__________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          595,210
__________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              / /

__________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
__________________________________________________________________________
14   TYPE OF REPORTING PERSON*
          HC
__________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2(e)

Item 1.  Security and Issuer
------   -------------------

     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share ("Common Stock"), of Lamonts Corporation, a Delaware corporation ("Lamonts"). The principal executive offices of Lamonts are located at 3650 131st Avenue, S.E., Bellevue, Washington 98006.

Item 2.  Identity and Background
------   -----------------------

     (a)-(c) This statement is being filed on behalf of Merrill Lynch & Co., Inc., a Delaware corporation ("ML & Co."), Merrill Lynch Group, Inc., a Delaware corporation ("ML Group"), Merrill Lynch Investment Management, Inc. d/b/a Merrill Lynch Asset Management, a Delaware corporation ("MLAM"), Fund Asset Management, Inc., a Delaware corporation ("FAMI"), and Merrill Lynch Phoenix Fund, Inc., a Maryland corporation (the "Fund").

     Both MLAM and FAMI are investment advisers registered under the Investment Advisers Act of 1940, as amended. FAMI is a wholly-owned subsidiary of MLAM and serves as investment adviser for the Fund pursuant to an investment advisory agreement. The Fund is an investment company registered under the Investment Company Act of 1940, as amended. MLAM is a wholly-owned subsidiary of Merrill Lynch Group, Inc., a Delaware corporation ("ML Group"), which in turn is a wholly-owned subsidiary of Merrill Lynch & Co., Inc., a Delaware corporation ("ML & Co.").

     The following documents, filed by ML & Co. with the Securities and Exchange Commission ("SEC") (File No. 1-7182) and incorporated herein by reference as set forth in Exhibit 1 to this filing, describe the operations of ML & Co.: Item 1 to ML & Co.'s Annual Reports, filed on Form 10-K for the fiscal years ended in December 1991, 1990, 1989, 1988 and 1987 (collectively, the "Form 10-Ks").

     ML & Co. and ML Group are each holding companies which, through their subsidiaries and affiliates, provide investment, financing, real estate, insurance and related services. The business address and principal office address of both ML Group and ML & Co. is World Financial Center, North Tower, New York, New York 10281.

     MLAM and FAMI are engaged in the business of rendering investment advisory and supervisory services to investment companies registered under the Investment Company Act of 1940. MLAM and FAMI additionally serve as discretionary investment advisers for certain private accounts. The business address and principal office address of each of MLAM, FAMI and the Fund is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

     Attached hereto as Schedule 1 (including Schedules 1(a) - 1(d), collectively referred to herein as "Schedule 1") and incorporated herein by reference is a table setting forth all the executive officers and directors of ML & Co., ML Group, MLAM, FAMI and the Fund, listing the business address, principal occupation and citizenship of each such person.

     (d) During the last five years, neither ML & Co., ML Group, MLAM, FAMI or the Fund, nor any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither ML Group, MLAM, FAMI nor the Fund, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with the respect of such laws.

     ML & Co. has, during the past five years, been a party to civil proceedings of judicial or administrative bodies as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of violations with respect to such laws. Those proceedings are identified and described, and the terms of any judgment summarized, in Item 3 of the Form 10-Ks.

     ML & Co. believes that the information so incorporated herein by reference fully discloses all material information concerning litigation involving it under state or federal securities laws. However, there may be additional private civil actions in the past 5 years which are not set forth herein or in the information incorporated by reference where an adverse judgment was entered against ML & Co. and in which there may have been implicit or explicit findings of violations of state or federal securities laws.

     To the knowledge of ML & Co., ML Group, MLAM, FAMI and the Fund, none of the persons listed in Schedule 1 has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of violations with respect to such laws, other than those proceedings described in Item 3 of the Form 10-Ks.

     (f) Each of the persons listed in Schedule 1 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     The Master Recapitalization Agreement of Lamonts Corporation dated as of August 21, 1992, by and among Lamonts, Lamonts Apparel, Inc. and certain other parties as amended by Amendment No. 1 to Master Recapitalization Agreement dated as of October 28, 1992 (the "Master Recapitalization Agreement"), a copy of which is annexed as Exhibit 2 to this Statement, was consummated on October 30, 1992. Upon the consummation of the Master Recapitalization Agreement, the Fund received an aggregate of 595,210 shares of Common Stock (after giving effect to the 1-for-30 stock split contemplated by the Master Recapitalization Agreement) in exchange for an aggregate principal amount of $5,000,000 of 13-1/2 Senior Subordinated Guaranteed Notes (the "Notes") due February 15, 1995 beneficially owned by the Fund. The Master Recapitalization Agreement is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction
------   ----------------------

     The Fund originally acquired the Notes and will hold the 595,210 shares of Common Stock issued pursuant to the Master Recapitalization Agreement, for investment purposes only. The receipt of such shares upon consummation of the Master Recapitalization Agreement and pursuant to the terms of the Stockholders' Agreement referred to below, entitled the Fund, together with certain other holders of Common Stock, to designate two members of the Board of Directors of Lamonts.

     Concurrently with the consummation of the Master Recapitalization Agreement, the Fund entered into a Stockholders' Voting Agreement (the "Stockholders' Agreement") pursuant to which the parties to the Stockholders' Agreement agreed to vote all of the securities of Lamonts owned by such parties in favor of the slate of nominees to the Board of Directors of Lamonts designated in accordance with the provisions of such Stockholders' Agreement. A copy of the Stockholders' Agreement is attached hereto as
Exhibit 3 and is hereby incorporated herein by reference.

     The Stockholders' Agreement provides, among other things, that the Board of Directors of Lamonts will initially consist of 11 persons of which (i) AIF II, L.P. or its affiliates ("AIF") designated six persons (two of which are independent "outside" directors, unaffiliated with AIF and certain other parties to the Stockholders' Agreement), (ii) management of Lamonts designated two persons, (iii) Morgens Waterfall Vintiadis & Co., Inc., the Fund, Pacific Standard Life Insurance Company, New Street Capital Corporation and T. Rowe Price Associates or their respective affiliates, together acting by vote of a majority of the Common Stock held by such entities, designated two persons and (iv) The Thompson Company, during the term of its Consulting Agreement with Lamonts designated and will continue to designate, one person. Leonard M. Snyder, Chief Executive Officer of Lamonts, will have the right to exercise an aggregate of two vetoes per year over AIF's "outside" directors designees. In addition, Executive Life Insurance Company of New York ("ELNY"), for so long as it beneficially owns at least 25% of the Common Stock of Lamonts held by ELNY upon consummation of the Master Recapitalization Agreement, will have the right to exercise one veto per year over AIF's "outside" director designee.

     The parties to the Stockholders' Agreement also covenanted to vote, during the term of such Stockholders' Agreement, all securities owned by such parties as required to maintain the composition of the Board of Directors of Lamonts as designated in accordance with the provisions of such Stockholders' Agreement.

     As a result of the Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5, and as such, each member of the group would be deemed to beneficially own all shares of Common Stock held, in the aggregate, by all group members.

     The Fund, FAMI, MLAM, ML Group, ML & Co. and the persons listed on
Schedule 1 hereto may acquire further shares of Common Stock or may, at any time, sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to Lamonts or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Fund, FAMI, MLAM, ML Group, ML & Co. and the persons listed on Schedule 1 hereto have no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) - (b) Pursuant to the Master Recapitalization Agreement, the Fund acquired 595,210 shares of Common Stock or 6.7% of the outstanding Common Stock of Lamonts Corporation. By virtue of its shared authority to dispose or direct the disposition of the shares of Common Stock owned by or on behalf of the Fund, FAMI may be deemed to own beneficially all such shares. Such authority is subject to the Fund's right at any time to terminate the advisory relationship and revoke the discretionary authority and to the general supervision of the Fund's Board of Directors. By virtue of their corporate relationships to FAMI as described in Item 2 of this Schedule 13D, MLAM, ML Group and ML & Co. may also be deemed to beneficially own the 595,210 shares acquired by the Fund.

     Pursuant to and upon the consummation of the Master Recapitalization Agreement, the Fund entered into a Stockholders' Agreement. As a result of the Stockholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, as amended, and as such, each member of the group would be deemed to own beneficially all shares of Common Stock held, in the aggregate, by all group members. Attached as Appendix A to Item 5 are the names of the other members of the group of which the Fund may be deemed to be a member. The group may be deemed to own beneficially an aggregate of 8,717,100 shares of Common Stock or 98% of the Common Stock. The Stockholders' Agreement contains certain provisions relating to the voting of shares of Common Stock owned by the members of the group as described in Item 4 hereto. The Fund, FAMI, MLAM, ML Group and ML & Co. disclaim beneficial ownership of the shares held by the other members of the group.

     (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Fund, FAMI, MLAM, ML Group, ML
& Co. and the persons listed on Schedule 1 hereto except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Statement.

     (d) National Westminster Bank, as custodian for the Fund, has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares owned by the Fund. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of the Fund participate proportionately in any dividends and distributions so paid.

     (e)  Not applicable.

Item 6.  Contracts, Agreements, Understandings or Relationships
------
         with Respect to the Securities of the Issuer
         ------------------------------------------------------

     The responses to Items 3, 4, and 5 are incorporated herein by reference. Pursuant to the Master Recapitalization Agreement, the Fund entered into an Equity Registration Rights Agreement, a copy of which is attached hereto as
Exhibit 4, which twill entitle holders of certain equity securities of Lamonts to have such securities registered under federal and state securities laws. The Equity Registration Rights Agreement is hereby incorporated herein by reference.

     Other than the Master Recapitalization Agreement, Stockholders' Agreement and the Equity Registration Rights Agreement, there are no other contracts, arrangements, understandings, or relationships with respect to the securities of Lamonts to which the Fund is a party or by which the Fund is bound.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     (1)  List of Documents filed with the SEC by ML & Co. (File No. 1-7182)

     (2)  Master Recapitalization Agreement as Amended by Amendment No. 1
     (3)  Form of Stockholders' Agreement

     (4)  Form of Equity Registration Rights Agreement

                                  SIGNATURES
                                ----------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     November        , 1992
     ---------------------

                         Merrill Lynch Investment, Inc. d/b/a
                         Merrill Lynch Asset Management
                         ------------------------------------


                         By:     /s/ Philip L. Kirstein
                            -------------------------------------
                         Name:   Philip L. Kirstein
                         Title:  Director, Senior Vice
                                 President, General Counsel
                                 and Secretary


                         Fund Asset Management, Inc.
                         ---------------------------


                         By:     /s/ Philip L. Kirstein
                            -------------------------------------
                         Name:   Philip L. Kirstein
                         Title:  Director, Senior Vice
                                 President, General Counsel
                                 and Secretary


                         Merrill Lynch Phoenix Fund, Inc.
                         --------------------------------


                         By:     /s/ Robert Harris
                            -------------------------------------
                         Name:   Robert Harris
                         Title:  Secretary

                                  SCHEDULE I

                       EXECUTIVE OFFICERS AND DIRECTORS

Listed below are the directors and executive officers of Merrill Lynch Asset Management, all of whom are citizens of the U.S.A. The principal occupation of each of the directors and executive officers is as an employee of Merrill Lynch Asset Management, and the business address of each is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

         Name                           Position(s)
         ----                           -----------

Arthur Zeikel                 President and Director

Terry K. Glenn                Executive Vice President and
                                Director

Philip L. Kirstein            Senior Vice President, Director,
                                General Counsel and Secretary

Bernard J. Durnin             Senior Vice President

Edgar C. Geiger               Senior Vice President

Vincent R. Giordano           Senior Vice President

Norman R. Harvey              Senior Vice President

N. John Hewitt                Senior Vice President

Ronald M. Kloss               Senior Vice President

Stephen M.M. Miller           Senior Vice President

Joseph T. Monagle             Senior Vice President

Gerald M. Richard             Senior Vice President and
                                Treasurer

Richard L. Rufener            Senior Vice President

Ronald L. Welburn             Senior Vice President

Anthony Wiseman               Senior Vice President

                                SCHEDULE I (a)

                       EXECUTIVE OFFICERS AND DIRECTORS

Listed below are the directors and executive officers of Fund Asset Management, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the directors and executive officers is as an employee of Merrill Lynch Asset Management, and the business address of each is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

         Name                           Position(s)
         ----                           -----------

Arthur Zeikel                 President and Director

Terry K. Glenn                Executive Vice President and
                                Director

Bernard J. Durnin             Senior Vice President

Edgar C. Geiger               Senior Vice President

Vincent R. Giordano           Senior Vice President

Norman R. Harvey              Senior Vice President

N. John Hewitt                Senior Vice President

Philip L. Kirstein            Senior Vice President, Director,
                                General Counsel and Secretary

Ronald M. Kloss               Senior Vice President
                                and Controller

Joseph T. Monagle             Senior Vice President
Gerald M. Richard             Senior Vice President and
                                Treasurer

Ronald L. Welburn             Senior Vice President

                                SCHEDULE I (b)

                       EXECUTIVE OFFICERS AND DIRECTORS


Listed below are the interested directors and executive officers of Merrill Lynch Phoenix Fund, Inc., all of whom are citizens of the U.S.A. The principal occupation of each of the directors and executive officers is as an employee of Merrill Lynch Asset Management, and the business address of each is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

         Name                           Position(s)
         ----                           -----------

Arthur Zeikel                 President and Director

Terry K. Glenn                Executive Vice President

Norman R. Harvey              Senior Vice President

Robert J. Martorelli          Vice President

Gerald M. Richard             Treasurer

Robert Harris                 Secretary

In addition, the following individuals are non-interested directors of the Merrill Lynch Phoenix Fund, Inc.:

Walter Mintz
Cumberland Associates
1114 Avenue of the Americas
New York, N.Y.  10036

Melvin R. Seiden, President
Siblane Properties, Ltd.
780 Third Avenue, 25th Floor
Suite 2502
New York, N.Y.  10017

Dr. Harry Woolf
The Institute for Advanced Study
Olden Lane
Princeton, N.J.  08540

Stephen B. Swensrud
Fernwood Associates
Suite 400
24 Federal Street
Boston MA  02110

                                SCHEDULE 1 (c)

              MERRILL LYNCH GROUP, INC. - OFFICERS AND DIRECTORS



Directors                          Address
---------                          -------

Theresa Lang                       225 Liberty Street
                                   World Financial Center
                                   South Tower
                                   New York, NY  10080-6107

Frank M. Macioce, Jr.              250 Vesey Street
                                   World Financial Center
                                   North Tower
                                   New York, NY  10281-1334

Stanley Schaefer                   225 Liberty Street
                                   World Financial Center
                                   South Tower
                                   New York, NY  10080-6107

Frank T. Vayda                     250 Vesey Street
                                   World Financial Center
                                   North Tower
                                   New York, NY  10281-1334

Joseph T. Willett                  250 Vesey Street
                                   World Financial Center
                                   North Tower
                                   New York, NY  10281-1334

Officers                 Office         Address
--------                 ------         -------

Theresa Lang             President/     225 Liberty Street
                         Treasurer      World Financial Center
                                        South Tower
                                        New York, NY  10080-6107

Joseph T. Willett        Vice           250 Vesey Street
                         President      World Financial Center
                                        North Tower
                                        New York, NY  10281-1331

Frank M. Macioce, Jr.    Vice           250 Vesey Street
                         President      World Financial Center
                                        North Tower
                                        New York, NY  10281-1334

                                SCHEDULE 1 (c)

              MERRILL LYNCH GROUP, INC. - OFFICERS AND DIRECTORS

Officers                 Office         Address
--------                 ------         -------

Stanley Schaefer         Vice           225 Liberty Street
                         President      World Financial Center
                                        South Tower
                                        New York, NY  10080-6107

Frank T. Vayda           Vice           250 Vesey Street
                         President      World Financial Center
                                        North Tower
                                        New York, NY  10281-1331

H. Allen White           Vice           225 Liberty Street
                         President      World Financial Center
                                        South Tower
                                        New York, NY  10080-6105

David L. Dick            Secretary      250 Vesey Street
                                        World Financial Center
                                        North Tower
                                        New York, NY  10281-1331

Richard D. Kreuder       Assistant      2 Broadway
                         Secretary      New York, NY  10080

                                SCHEDULE 1 (d)

                          MERRILL LYNCH & CO., INC.

         DIRECTORS AND OFFICERS (Executive Vice Presidents and Above)


     Each of the following individuals serves in the capacity set forth opposite his name and has World Financial Center, North Tower as a principal business address (unless otherwise noted):

DIRECTORS
---------

William O. Bourke (1)
John F. Burlingame (2)
Jill K. Conway (3)
William J. Crowe, Jr. (4)
Stephen L. Hammerman
Robert A. Hanson (5)
Earle H. Harbison, Jr. (6)
Robert P. Luciano (7)
John J. Phelan, Jr. (8)
Charles A. Sanders (9)
William A. Schreyer
Daniel P. Tully


OFFICERS
--------

William A. Schreyer                Chairman of the Board
Daniel P. Tully                    President
Stephen L. Hammerman               Vice Chairman of the Board
                                     and General Counsel
Herbert M. Allison, Jr.            Executive Vice President
                                     and Chief Financial Officer
Barry S. Friedberg                 Executive Vice President
Edward L. Goldberg                 Executive Vice President
Jerome P. Kenney                   Executive Vice President
David H. Komansky                  Executive Vice President
Thomas H. Patrick                  Executive Vice President
Winthrop H. Smith, Jr.             Executive Vice President
Zohn L. Steffens                   Executive Vice President
Roger M. Vasey                     Executive Vice President
Arthur Zeikel (10)                 Executive Vice President
Michael Von Clemm                  Executive Vice President

                                  FOOTNOTES
                                 ---------

(1)  "Round Hill"
     P.O. Box 169, Route 743
     Earlsville, VA  22936
(2)  GECC
     260 Long Ridge Road
     Stamford, CT  06904

(3)  Massachusetts Institute of Technology
     Program on Science, Technology &
       Society (STS) Building
     E-51, Room 209 F
     Cambridge, MA  02139

(4)  1800 K Street, N.W.
     Suite 400
     Washington, D.C.  20006

(5)  Deere & Company
     John Deere Road
     Moline, IL  61265

(6)  President
     Monsanto Company
     800 North Lindbergh Blvd.
     St. Louis, MO  63167

(7)  Chairman & CEO
     Schering-Plough Corp.
     P.O. Box 1000
     One Giralda Farms
     Madison, NJ  07940-1000

(8)  200 Park Avenue
     Suite 5200
     52nd Floor
     New York, NY  10166

(9)  Chief Executive Officer
     Glaxo, Inc.
     Five Moore Drive, P.O. Box 13408
     Research Triangle Park, NC  27709

(10) Merrill Lynch & Co., Inc.
     800 Scudders Mill Road
     Plainsboro, NJ  08536

                             APPENDIX A TO ITEM 5


     The following sets forth the names of the other members of the group of which the Fund may be deemed to be a member.

     Lamonts Apparel, Inc.
     Appollo Retail Partners, L.P.
     Phoenix Partners
     Betje Partners
     Morgens Waterfall Income Partners
     Morgens, Waterfall, Vintiadis Investments, N.V.
     Restart Partners, L.P.
     Restart Partners II, L.P.
     Restart Partners III, L.P.
     Morgens, Waterfall, Vintiadis & Co., Inc.
     The Bond Fund of the Common Fund
     T. Rowe High Yield Fund, Inc.
     Insurance Commissioner of the State of California for
       Pacific Standard Life Insurance Co.
     New Street Capital Corporation
     Executive Life Insurance Company of New York
     The Thompson Company
     The Philp Co.
     John Hancock Capital Growth Management, Inc.
     The Prudential Assurance Company
     Jerome Chazen
     Warren Florkiewicz
     Malville B. Wier
     David E. Bowe
     John R. Sloan
     James M. Harrison
     Western Pacific Life Insurance Company, In Conservation
     Penn Series High Yield Bond Fund